EXHIBIT (a)(1)(C)

FORM OF LETTER TO ELIGIBLE OPTION HOLDERS

[VCAMPUS CORPORATION LETTERHEAD]

May 16, 2001

Dear employee option holder:

      Due to today’s difficult market conditions, you hold stock options with an exercise price that exceeds the market price of our common stock. Because our board of directors recognizes that these out-of-the-money stock options may not currently be providing performance incentives for our valued employees, the board has considered a number of ways to provide you with the benefit of options that over time may have a greater potential to increase in value.

      As a result, I am happy to announce that we will offer to exchange your outstanding options under our 1996 Stock Plan (the “eligible options”) for new options we will grant under the same plan. You may tender (surrender) all or any portion of the shares of common stock subject to each of your eligible option agreements. You also have the right to choose not to tender any of your eligible options. For accounting reasons, we are limiting the offer to employee option holders who have not received any options after December 13, 2000.

      The number of shares of common stock subject to the new options will be equal to the number of shares subject to the eligible options that you tender and we accept for exchange, as adjusted for any stock splits, stock dividends and similar events. Subject to the terms and conditions of the offer to exchange, we will grant the new options on or about the first business day at least six months and two days after the date we accept and cancel the tendered options. If we accept and cancel the tendered options on June 15, 2001 as currently scheduled, we will grant the new options on or about December 17, 2001.

      By tendering, you acknowledge that upon our acceptance of eligible options tendered by you, such eligible options shall be cancelled and you shall have no right to purchase stock under the terms and conditions of such cancelled options after the date of our acceptance.

      You must be an employee of us on the date we grant the new options in order to receive new options. If you are not an employee of us on the date we grant the new options, you will not receive any new options or any other consideration for the options tendered by you and canceled by us. The terms and conditions of new options will be substantially the same as the terms and conditions of your current eligible options, except that the per share exercise price of all new options will equal the last reported sale price during regular trading hours of our common stock on the Nasdaq SmallCap Market on the date we grant the new options.

      The board of directors makes no recommendation as to whether you should tender or refrain from tendering your eligible options in the offer. You must make your own decision whether to tender your eligible options.

      Our offer is being made under the terms and subject to the conditions of an offer to exchange and a related letter of transmittal which are enclosed with this letter. You should carefully read the entire offer to exchange and letter of transmittal before you decide whether or not to tender your eligible options. A tender of options involves risks that are discussed in the offer to exchange. To tender options, you will be required to properly complete and return to us the letter of transmittal and any other documents specified in that letter by the expiration date of our offer.

      If you have any questions about the offer, please call me at (703) 893-7800.

      We thank you for your continued efforts on behalf of VCampus Corporation.

Sincerely,

Michael Schwien
Chief Financial Officer

Enclosures

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